New release

For Immediate Release

BCE reports results of Series Y and Z Preferred Share conversions

MONTRÉAL, November 17, 2017 – BCE Inc. (TSX, NYSE: BCE) today announced that 585,184 of its 1,227,532 fixed-rate Cumulative Redeemable First Preferred Shares, Series Z (“Series Z Preferred Shares”) have been tendered for conversion on December 1, 2017, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series Y (“Series Y Preferred Shares”). In addition, 1,276,161 of its 8,772,468 Series Y Preferred Shares have been tendered for conversion on December 1, 2017, on a one-for-one basis, into Series Z Preferred Shares. Consequently, on December 1, 2017, BCE will have 1,918,509 Series Z Preferred Shares and 8,081,491 Series Y Preferred Shares issued and outstanding. The Series Z Preferred Shares and the Series Y Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.Z and BCE.PR.Y, respectively.

The Series Z Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 1, 2017, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.904%.

The Series Y Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on December 1, 2017, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series Y Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada, Bell Aliant and Bell MTS. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Lets Talk Day, and provides significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not part of this Form 6-K and, therefore, is not furnished to the Securities and exchange Commission.”